ANTHONY L.G., PLLC

LAURA ANTHONY, ESQ	WWW.ANTHONYPLLC.COM
GEOFFREY ASHBURNE, ESQ*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ**	WWW.LAWCAST.COM
CHAD FRIEND, ESQ, LLM
SVETLANA ROVENSKAYA, ESQ***

OF COUNSEL:	DIRECT E-MAIL: LANTHONY@ANTHONYPLLC.COM
MICHAEL R. GEROE, ESQ, CIPP/US****
CRAIG D. LINDER, ESQ*****
PETER P. LINDLEY, ESQ, CPA, MBA
STUART REED, ESQ
MARC S. WOOLF, ESQ

*licensed in CA

**licensed in FL and NY

***licensed in NY and NJ

****licensed in CA, DC, MO and NY

*****licensed in CA, FL and NY

March 31, 2021

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks 047, LLC
Offering Statement on Form 1-A
Filed March 2, 2021
File No. 024-11469

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks 047, LLC (the “Company”) Amendment No. 1 (“Amendment No. 1”) to the above-referenced offering statement on Form 1-A originally filed on March 2, 2021. Amendment No. 1 is marked with tags to show changes made from the Form 1-A filed on March 2, 2021. In addition, we have included a narrative response, keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua Goldstein dated March 29, 2021. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Offering Statement on Form 1-A Filed March 2, 2021

General.

1.	Comment: Please add disclosure regarding Masterworks’ qualification rights that have been added as Section 8.20 of your LLC Agreement.

Response: The Company notes that a description of the qualification rights included in Section 8.20 of the LLC Operating Agreement was included in the Form 1-A in the section entitled “Interest of Management and Others in Certain Transactions” on page 62 of the Form 1-A. In light of the Staff’s Comment, the Company has included revised disclosure in the section entitled “Interest of Management and Others in Certain Transactions” on page 62 of Amendment No. 1 and replicated the disclosure in the section entitled “Description of Shares – Summary of Operating agreement” on page 71 of Amendment No. 1. The Company has also included revised disclosure in the sections entitled “Summary” on page 6 and “Risk Factors” on page 23 of Amendment No. 1 to highlight the risk that if Masterworks were to exercise its qualification rights, it may be more difficult for a shareholder to sell shares on the Secondary Market and it may adversely affect the share price.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Anthony L.G., PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Taylor Beech/U.S. Securities and Exchange Commission
Mara Ransom/ U.S. Securities and Exchange Commission Craig D. Linder, Esq./Anthony L.G., PLLC
Joshua B. Goldstein/Masterworks 047, LLC

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